Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
VIVOS THERAPEUTICS, INC.

Vivos Therapeutics, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1. The name of the Corporation is: Vivos Therapeutics, Inc.

2. The board of directors of the Corporation (the “Board”), acting by unanimous written consent on August 11, 2023, in accordance with Section 141(f) of the DGCL, unanimously approved a resolution to amend the Corporation’s Certificate of Incorporation, as amended (the “Certificate”), declaring said resolution to be advisable, and calling for the submission of said resolution at the 2023 annual meeting of stockholders of the Corporation a proposal to authorize the Board to effect a reverse split of the Corporation’s outstanding common stock (the “Common Stock”) at an ratio ranging between 1-to-10 and 1-to-30, with the exact ratio to be determined by the Board, in its sole discretion (the “Reverse Split”).

3. That at the 2023 annual meeting of stockholders of the Corporation held on September 22, 2023, by affirmative vote of the holders of a majority of the outstanding voting stock present at such meeting and voting on such proposal pursuant to the applicable provisions of Section 242 of the DGCL, a resolution was adopted approving the Reverse Split.

4. That the Board, acting at a duly called meeting of the Board on September 27, 2023, adopted a resolution providing that, as soon as practicable, the Corporation will effect a reverse stock split whereby each stockholder shall receive one (1) share of Common Stock for every twenty-five (25) shares owned.

5. Upon this Certificate of Amendment becoming effective, Article Fourth of the Certificate is amended by adding at the end of Section 4.02 thereof a new paragraph (e), which states as follows:

“(e) Reverse Stock Split. Upon effectiveness of this Certificate of Amendment (the “Split Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Split Effective Time shall be automatically changed and reclassified into a smaller number of shares such that each twenty-five (25) shares of issued Common Stock immediately prior to the Split Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, there shall be no fractional shares issued and, in lieu thereof, a holder of Common Stock on the Split Effective Time who would otherwise be entitled to a fraction of a share as a result of the reclassification, following the Split Effective Time, shall receive a full share of Common Stock upon the surrender of such stockholders’ old stock certificate. No stockholders will receive cash in lieu of fractional shares.

6. This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 4:01 p.m. Eastern time on October 25, 2023.

IN WITNESS WHEREOF, Vivos Therapeutics, Inc. has caused this Certificate to be executed by its duly authorized officer on this 25th day of October, 2023.

VIVOS THERAPEUTICS, INC.

By:	/s/ R. Kirk Huntsman
Name:	R. Kirk Huntsman
Title:	Chairman and Chief Executive Officer